

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

February 19, 2008

Thomas S. Smith, President
Superior Silver Mines, Inc.
413 Cedar Street
Wallace, ID 83873

      Re: **Superior Silver Mines, Inc.**
              Registration Statement on Form 10
              Filed January 23, 2008
              File No. 000-53035

Dear Mr. Smith:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Form 10-SB has been rescinded. Therefore, please file the next amendment to your registration statement on Form 10. Refer generally to Release 33-8876 (December 19, 2007) and, in particular, to Section IV ("Compliance Dates") of that release.

2.   Please note that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing on Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, the company will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

3.   It appears that you will need to file updated financial statements with your next amendment. See Rule 8-08 of Regulation S-X. In addition, please update the financial information throughout your filing accordingly.

Item 1. Description of Business, page 2

Risk Factors, page 2

4.   Please combine your fourth risk factor (regarding ore reserve figures and costs) with your ninth risk factor (regarding the fact that your property does not contain any reserves) in order to clarify that you do not currently have any ore reserves.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 8

Executive Officers and Directors, page 8

5.   Please list the ages of all officers and directors. See Item 401 of Regulation S-K.

6.   Please revise the biography of Mr. Dunne to reflect his resignation as chief financial officer of Gold Crest Mines that was effective as of January 15, 2008.

7.   It appears that Mr. Dunne served as chief financial officer and a director of Daybreak Oil and Gas, Inc. until December 2007. Please revise Mr. Dunne's biographical information to reflect such business experience. In addition, include prominent disclosure in the Risk Factors section and elsewhere, as appropriate, regarding Mr. Dunne's role with Daybreak Oil and Gas, Inc. and any responsibility he had or shared concerning delinquent filings by such company during the time that he served as an officer and a director.

8.   It appears that Mr. Lavigne served as president of Daybreak Oil and Gas, Inc. until December 2004. Please revise Mr. Lavigne's biographical information to reflect such business experience.

Director Independence, page 9

9.   If you retain this section, please clarify which independence standards you have described in your filing, and identify which directors are independent under such standards. In addition, please describe the "other relationship" that is applicable to each of Mr. Smith and Mr. Magnuson.

Item 6. Executive Compensation, page 10

10.   Please reconcile your disclosure that none of your officers or directors have received any compensation during the past two fiscal years with the disclosure on page 31 of your filing that on June 27, 2006 you authorized the issuance of 224,000 shares to Mr. Smith for services rendered.

Item 4. Recent Sales of Unregistered Securities, page 12

11.   In connection with the sale of shares of common stock in December 2006, please state briefly the facts relied upon to make the exemption from registration available. See Item 701(d) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson